                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

    -----------------------------------------
    NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
    -----------------------------------------

 NAME OF DIRECTOR:                                  Barry Waite

 DATE OF NOTICE TO COMPANY:                         18/05/2001

 DATE OF CHANGE OF INTEREST:                        18/05/2001

 NAME OF REGISTERED HOLDER:                         Barry Waite

 CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Exercise of share options/convertibles

 SHARES HELD IN THE NAME OF REGISTERED HOLDER

 NO. OF SHARES OF THE CHANGE:                       940,000
 % OF ISSUED SHARE CAPITAL:                         0.068

 AMOUNT OF CONSIDERATION PER SHARE EXCLUDING
 BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:           S$3.344

 NO. OF SHARES HELD BEFORE CHANGE:                  1,495,040
 % OF ISSUED SHARE CAPITAL:                         0.108

 NO. OF SHARES HELD AFTER CHANGE:                   2,435,040
 % OF ISSUED SHARE CAPITAL:                         0.176


     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                    DEEMED             DIRECT
                                                    ------             ------
 NO. OF SHARES HELD BEFORE CHANGE:                    0              1,495,040
 % OF ISSUED SHARE CAPITAL:                           0                  0.108

 NO. OF SHARES HELD AFTER CHANGE:                     0              2,435,040
 % OF ISSUED SHARE CAPITAL:                           0                  0.176

 TOTAL SHARES:                                        0              2,435,040

Submitted by Nancy Tan See Sin, Joint Company Secretary on 21/05/2001 to the SGX